UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
Mark One

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File No.: 001-16577
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Flagstar Bank 401(k) Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Flagstar Bancorp, Inc.
5151 Corporate Drive
Troy, MI 48098

Report of Independent Registered Public Accounting Firm	3

Financial Statements

Statements of Net Assets Available for Benefits	4

Statement of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6

Supplemental Information

Schedule H, line 4i – Schedule of Assets (Held at End of Year)	13
Note: All other schedules required by Section 2520.103-10 of The Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Signature	17

Exhibit - 23
Consent of Independent Registered Public Accounting Firm	19
EX-23

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Administrator of
Flagstar Bank 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of Flagstar Bank 401(k) Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, line 4i–Schedule of Assets (Held at End of Year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2009 financial statements taken as a whole.
/s/ Baker Tilly Virchow Krause, LLP
Southfield, Michigan
June 29, 2010

Flagstar Bank 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2009	2008
Assets
Investments — at fair value
Flagstar Bancorp, Inc. common stock	$3,281,192	$3,041,504
Mutual funds	67,385,569	46,463,706
Money market funds	8,850,847	9,351,460
Common collective trust fund	59,217	222,661
Participant loans	3,191,386	3,286,426

Total investments – at fair value	82,768,211	62,365,757
Other	86,388	936

Total assets	82,854,599	62,366,693

Liabilities
Refundable contributions	169,307	108,374

Total liabilities	169,307	108,374
Net assets available for benefits reflecting all investments at fair value	82,685,292	62,258,319

Adjustment from fair value to contract value for interest in common collective trust fund relating to fully benefit – responsive investment contracts	10,909	11,855

Net assets available for benefits	$82,696,201	$62,270,174

The accompanying notes are an integral part of these statements.

Flagstar Bank 401(k) Plan
Statement of Changes in Net Assets Available for Benefits

For the Year Ended
December 31, 2009
Additions
Additions to net assets attributed to:
Net realized and unrealized appreciation in fair value of investments	$15,644,052
Interest	248,599
Dividends	967,524

Total investment income	16,860,175

Contributions:
Participant	10,097,358
Company	3,129,786
Rollovers	194,358

Total contributions	13,421,502

Total additions	30,281,677

Deductions
Deductions from net assets attributed to:
Participant benefits paid /deemed distributions	9,748,011
Administrative fees	107,639

Total deductions	9,855,650

Net increase	20,426,027
Net assets available for benefits:
Beginning of year	62,270,174

End of year	$82,696,201

The accompanying notes are an integral part of these statements.

Flagstar Bank 401(k) Plan
Notes to Financial Statements
December 31, 2009 and 2008
Note A — Description of Plan
The following description of the Flagstar Bank 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
     General
The Plan is a defined contribution plan available to all employees of Flagstar Bancorp, Inc. (the “Company”) who have met the eligibility service requirements. The Plan includes a salary deferral feature under section 401(k) of the Internal Revenue Code (“IRC”). An employee is eligible to participate in the Plan after three months of service and is age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
     Contributions
Eligible employees may contribute up to 60% of their eligible compensation to the Plan in 2009 not to exceed the annual Internal Revenue Service (“IRS”) dollar limitation of $16,500. Participants were also able to make additional contributions of up to $5,500 the annual IRS dollar limit on “catch-up” contributions in 2009. Certain participants were also able to contribute amounts representing rollover contributions from other qualified defined benefit or defined contribution plans. In 2009, the Plan was amended to suspend all employer matching contributions effective October 1, 2009 until such time as the Company affirmatively reinstates such matching contributions. The Company may make discretionary contributions to the Plan. No discretionary contributions were made in 2009. All contributions are invested in accordance with the participant’s directive.
     Vesting
Participants are immediately vested in their voluntary contributions and related earnings. Vesting in the Company contributions and related earnings is based on years of service. A participant becomes 100% vested in Company contributions after five years of credited service.
     Participants Accounts
Each participant’s account is credited with the participant’s contribution, the Company contribution made on the employee’s behalf and an allocation of Plan earnings based on the participant’s share of net earnings or losses of their respective elected investment options. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
     Participant Loans
Participant loans are permitted by the Plan. Participants may borrow a minimum of $1,000 up to the lesser of $50,000 or 50% of the participant’s vested account balance, reduced by the highest outstanding loan balance in the preceding 12 months. All loans must be repaid in level payments through after-tax payroll deductions over a five-year period or up to 10 years for the purchase of a primary residence. The loans are collateralized by up to 50% of a participant’s account balance and bear interest at rates ranging from 4.25% to 9.25%, as determined by the Plan administrator at the date of issuance of the loan.
     Investment Options
Upon enrollment in the Plan, a participant may direct contributions in 1% increments in any of the available investment options. Participants may change their designation daily.
     Payment of Benefits
Upon termination of services, retirement, attainment of age 59-1/2, death or disability, the participant or his or her beneficiaries are entitled to receive a distribution or rollover to an IRA or other eligible plan a single lump sum

Flagstar Bank 401(k) Plan
Notes to Financial Statements — Continued
December 31, 2009 and 2008
amount equal to the vested amount of his or her account. A participant may also receive a distribution of his or her vested account balance in the case of financial hardship subject to the discretion of the Plan’s administrator
     Forfeitures
If a participant terminates employment, any non-vested portion of the participant’s account is forfeited. Forfeitures are applied to plan expenses and any amounts remaining are then used to reduce the contributions of the Company. Forfeited non-vested accounts totaled $216,000 at December 31, 2009. In 2009, Company contributions were reduced by $343,000 and administrative expenses were reduced by $13,000 from forfeited non-vested accounts.
     Administrative Expenses
The Company pays a portion of the Plan’s administrative expenses. Participants pay the applicable fees associated with their loans distributions, withdrawals and stock transactions.
     Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to provisions of the IRC and ERISA. In the event of termination of the Plan, the assets of the Plan shall be distributed to all participants to the extent of the value of each participant’s account after adjustment for liquidation expenses, which were not paid by the Company. In the event of the Plan termination, participants would become 100% vested in their Company contributions.
Note B — Summary of Accounting Policies
A summary of the significant accounting polices consistently applied in the preparation of the accompanying financial statements follows:
     Basis of Accounting
The accompanying financial statements have been prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
     Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
     Investment Valuation and Income Recognition
Investments are stated at fair value using the methods described in Note C. The Statement of Changes in Net Assets Available for Benefits is presented on a contract value basis. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
     Fidelity Managed Income Portfolio
The Plan has an investment in the Managed Income Portfolio, a common trust fund of the Fidelity Group Trust for the Employee Benefit Plans (the “Managed Income Portfolio Fund”), which includes benefit-responsive investment contracts. Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because the contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions plus earnings, less participants withdrawals and administrative

Flagstar Bank 401(k) Plan
Notes to Financial Statements — Continued
December 31, 2009 and 2008
expenses. The statements of assets available for benefits present the fair value of the Managed Income Portfolio Fund and the adjustment from fair value to contract value.
The fair value of the Plan’s investment in the Managed Income Portfolio Fund was $59,217 and $222,661 as December 31, 2009 and 2008, respectively. The contract value of the Plan’s investment in the Managed Income Portfolio Fund was $70,216 and $234,516 as of December 31, 2009 and 2008, respectively..
     Payment of Benefits
Benefits are recorded when paid.
     Subsequent Events
Management evaluates the impact of all subsequent events through the issuance date of the Plan’s financial statements for the year ended December 31, 2009. Management has evaluated subsequent events through June 29, 2010, and has determined that all subsequent events have been appropriately recognized and disclosed in the accompanying financial statements.
Note C — Fair Value Accounting
The Plan assets, which are recorded at fair value, are grouped into three levels based on the markets in which the assets are traded and the reliability of the assumptions used to determined fair value. An asset’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement (with Level 1 considered highest and Level 3 considered lowest). A brief description of each level follows:
•	Level 1 — Fair value is based upon quoted prices for identical instruments in active markets.

•	Level 2 — Fair value is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

•	Level 3 — Fair value is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates that market participants would use in pricing that asset or liability. Valuation techniques may include discounted cash flow models and similar techniques.
The following is a description of the valuation methodologies used by the Plan for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy.
Flagstar Bancorp common stock: Valued at the closing price reported on the active market on which the security is traded.
Mutual funds: Valued at the net asset value of the shares held by the Plan at year end.
Money market funds: Valued at cost which approximates the net asset value of the shares held by the Plan at year end.
Common collective trust fund: Valued as the sum of (a) the fair value of the investments in guaranteed investment contracts (traditional GICs) and security-backed investment contracts that are wrapped by an insurance company, bank or other financial institution as determined by that fund’s trustee (synthetic GICs) and (b) the fair value of the fund’s investments in externally managed collective investment funds as determined by those funds’ trustees.
Participant loans: Valued at the amortized cost plus accrued interest, which approximates fair value. The methods described above may produce a fair value estimate that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair

Flagstar Bank 401(k) Plan
Notes to Financial Statements — Continued
December 31, 2009 and 2008
value of certain financial instruments could result in different estimates of fair values of the same financial instruments at the reporting date.
The following tables presents the Plans investments carried at fair value as of December 31, 2009 and 2008, by valuation hierarchy (as described above):

				Investments at Fair
December 31, 2009	Level 1	Level 2	Level 3	Value

Flagstar Bancorp common stock	$3,281,192	$—	$—	$3,281,192
Mutual funds	67,385,569	—	—	67,385,569
Money market funds	—	8,850,847	—	8,850,847
Common collective trust fund	—	59,217	—	59,217
Participant loans	—	—	3,191,386	3,191,386

Total assets at fair value	$70,666,761	$8,910,064	$3,191,386	$82,768,211

				Investments at Fair
December 31, 2008	Level 1	Level 2	Level 3	Value

Flagstar Bancorp common stock	$3,041,504	$—	$—	$3,041,504
Mutual funds	46,463,706	—	—	46,463,706
Money market funds	—	9,351,460	—	9,351,460
Common collective trust fund	—	222,661	—	222,661
Participant loans	—	—	3,286,426	3,286,426

Total assets at fair value	$49,505,210	$9,574,121	$3,286,426	$62,365,757

The following table provides a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2009.

Participant
Loans
Balance — January 1, 2009	$3,286,426
New loans issued, interest earned and repayments, net	(95,040)

Balance — December 31, 2009	$3,191,386

Note D — Investments
The following presents investments that represent 5% or more of the Plan’s net assets.

	Number of
December 31, 2009	Shares	Fair Value

Fidelity Retirement Government Money Market Fund	7,047,420	$7,047,420
Mutual Funds
Fidelity Growth Company Fund	116,530	8,038,269
Fidelity Dividend Growth Fund	306,698	7,259,548
Fidelity Diversified International Fund	238,388	6,674,874
Fidelity Mid-Cap Stock Fund	278,683	6,526,755
Fidelity U.S. Bond Index Funds	395,110	4,369,913
Fidelity Spartan U.S. Equity Index Fund	109,134	4,303,173

Flagstar Bank 401(k) Plan
Notes to Financial Statements — Continued
December 31, 2009 and 2008

	Number of
December 31, 2008	Shares	Fair Value

Fidelity Retirement Government Money Market Fund	7,736,897	$7,736,897
Mutual Funds
Fidelity Growth Company Fund	112,779	5,521,645
Fidelity Diversified International Fund	212,612	4,573,293
Fidelity Dividend Growth Fund	288,659	4,557,920
Fidelity Mid-Cap Stock Fund	262,787	4,102,097
Fidelity U.S. Bond Index Funds	355,627	3,837,215
Fidelity Spartan U.S. Equity Index Fund	104,380	3,329,709
During 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Net Realized and
Unrealized
Appreciation
(Depreciation), in
fair value of
Flagstar Bancorp, Inc. common stock	$(677,645)
Mutual funds	16,321,697

Total	$15,644,052

Note E — Parties-In-Interest
Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, those transactions qualify as party-in-interest transactions. Pursuant to the Plan agreement, the Company may pay a portion of the administrative expenses of the Plan, at its discretion. Expenses paid to the trustee by the Company amounted to $53,000 in 2009. In addition, the Plan trades in the common stock of the Company.
The Plan held 5,468,654 and 4,283,809 shares of Flagstar Bancorp, Inc. common stock as of December 31, 2009 and 2008, respectively. During 2009, Flagstar Bancorp, Inc. did not declare or pay any common stock dividends.
Note F — Tax Status
The Internal Revenue Service has determined and informed the Company by a letter dated December 5, 2001, that the Plan and related trusts are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan was amended, subsequent to the application for favorable determination above, however, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC.
Note G — Risks and Uncertainties
The Plan provides for various investment options in any combination of equity securities, bonds, fixed income securities and other investments with market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Flagstar Bank 401(k) Plan
Notes to Financial Statements — Continued
December 31, 2009 and 2008
Note H— Amounts Owed to Participants Withdrawing from the Plan
The Plan had no liability to participants who had withdrawn from the Plan as of December 31, 2009 and 2008, respectively.
Note I— Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of statements of net assets available for benefits per the financial statements to the 2009 Form 5500.

	December 31,
	2009	2008

Net assets available for benefits per financial statements	$82,696,201	$62,270,174
Adjustment to fair value from contract-value for investment relating to fully benefit-responsive investment contracts	(10,909)	(11,855)

Net assets available for benefits per Form 5500	$82,685,292	$62,258,319

The following is a reconciliation of the activity reported within the statement of changes in net assets available for benefits per the financial statements to the 2009 Form 5500.

December 31, 2009
Contributions per financial statements	$13,421,502
Refundable contributions	(169,307)

Contributions per Form 5500	$13,252,195

Net increase in net assets available for benefits per Financial Statements	$20,426,027
Change in adjustment to fair value from contract value for investment relating to fully benefit investment contracts	946

Net income per Form 5500	$20,426,973

Supplemental Information

Flagstar Bank 401(k) Plan
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
December 31, 2009

		(c) Description of investment including
	(b) Identity of issue, borrower,	maturity date, rate of interest,
(a)	lessor or similar party	collateral, par, or maturity value	(d) Cost	(e) Current value

Common Stock
*	Flagstar Bancorp, Inc	5,468,654 shares of Common Stock	**	$3,281,192

Mutual Funds
	ABDN	Glbl FX Inc Is	**	18,522
	ABF	International Equity Investment	**	10,741
	ABF	Large Cap Value Portfolio	**	48,750
	AIM	Basic Value A	**	2,548
	AIM	Constellation Class A	**	853
	AIM	Dynamics Investment Fund	**	299
	AIM	Global Small and Mid Cap Growth A	**	17,305
	AIM	Mid Cap Core Equity Fund — Class A	**	41,514
	AIM	Small Cap Growth Is	**	471
	ALL/BERN	Small/ Mid Cap Val A	**	1,947
	ALLNZ	CCM Mid Cap Administrative Fund	**	1,461
	ALLNZ	NFJ Small Cap Value Fund — Administrative Class	**	468
	AM	CEN LG CO VAL INV	**	157
	AM	CENT VISTA INV	**	10,329
	AM	Central Ultra Investment Fund	**	4,983
	Ariel	Appreciation Fund	**	73,256
	Ariel	Fund	**	42,920
	Artisan	International Fund	**	107,564
	Artisan	Mid Cap Value Fund	**	38,600
	Baron	Asset Fund	**	33,915
	Baron	Small Cap Fund	**	61,222
	Calvert	Cap Acc A	**	286
	Calvert	SIF Equity A	**	82
	Col	Consolidated High Yield Z	**	310
	Col/Acorn	Select Fund — Class Z	**	79,755
	Credit Suisse	Large Cap Growth Com	**	3,655
	Credit Suisse	Mid Cap Core Com	**	446
	DOMINI	Social Eq Inv	**	647
	DWS	Global Opps S	**	22,251
	DWS	International S	**	5,304
	DWS	Strategic Val A	**	2,719
*	Fidelity	Asset Mgr 20%	**	81
*	Fidelity	Asset Mgr 50%	**	12,641
*	Fidelity	Asset Mgr 70%	**	15,232
*	Fidelity	Asset Mgr 85%	**	10,782
*	Fidelity	Balanced Fund	**	97,752
*	Fidelity	Blue Chip Growth Fund	**	101,747
*	Fidelity	Blue Chip Value Fund	**	26,661
*	Fidelity	Canada Fund	**	416,300
*	Fidelity	Capital & Income Fund	**	171,913
*	Fidelity	Capital Appreciation Fund	**	30,269
*	Fidelity	Contra-fund	**	1,300,265
*	Fidelity	Convertible Securities Fund	**	9,018
*	Fidelity	Disciplined Equity Fund	**	66,413
*	Fidelity	Diversified International Fund	**	6,674,874
*	Fidelity	Dividend Growth Fund	**	7,259,548
*	Fidelity	Emerging Markets Fund	**	396,726
*	Fidelity	Equity-Income Fund	**	1,978,588
*	Fidelity	Equity-Income II Fund	**	2,870
*	Fidelity	Europe Cap Appreciation Fund	**	17,005

Flagstar Bank 401(k) Plan
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
December 31, 2009

		(c) Description of investment including
	(b) Identity of issue, borrower,	maturity date, rate of interest,
(a)	lessor or similar party	collateral, par, or maturity value	(d) Cost	(e) Current value

*	Fidelity	Europe Fund	**	33,321
*	Fidelity	Export and Multinational Fund	**	69,199
*	Fidelity	Fidelity Fund	**	46,020
*	Fidelity	Fifty Fund	**	11,599
*	Fidelity	Focused High Inc	**	2,688
*	Fidelity	Focused Stock Fund	**	31,133
*	Fidelity	Freedom 2000 Fund	**	345,676
*	Fidelity	Freedom 2005 Fund	**	18,152
*	Fidelity	Freedom 2010 Fund	**	1,159,583
*	Fidelity	Freedom 2015 Fund	**	279,402
*	Fidelity	Freedom 2020 Fund	**	2,210,403
*	Fidelity	Freedom 2025 Fund	**	375,092
*	Fidelity	Freedom 2030 Fund	**	2,185,663
*	Fidelity	Freedom 2035 Fund	**	757,902
*	Fidelity	Freedom 2040 Fund	**	1,661,060
*	Fidelity	Freedom 2045	**	138,818
*	Fidelity	Freedom 2050	**	257,599
*	Fidelity	Freedom Income Fund	**	555,027
*	Fidelity	Ginnie Mae Fund	**	179,152
*	Fidelity	Global Balanced Fund	**	4,527
*	Fidelity	Government Income Fund	**	372,009
*	Fidelity	GR Strategies	**	33,748
*	Fidelity	Growth and Income Fund	**	30,556
*	Fidelity	Growth Company Fund	**	8,038,269
*	Fidelity	Independence Fund	**	1,942,045
*	Fidelity	Inflation Prot Bond Fund	**	46,462
*	Fidelity	Institutional Shares Int Govt	**	18,872
*	Fidelity	Intermediate Bond Fund	**	12,048
*	Fidelity	Intermediate Government Income	**	104,389
*	Fidelity	International Cap Appreciation	**	13,112
*	Fidelity	International Discovery Fund	**	156,201
*	Fidelity	Intl Real Estate	**	108,413
*	Fidelity	Investment Growth Bond Fund	**	13,712
*	Fidelity	Japan Fund	**	17,559
*	Fidelity	Large Cap Growth Fund	**	22,409
*	Fidelity	Large Cap Stock Fund	**	137,101
*	Fidelity	Large Cap Value Fund	**	69,916
*	Fidelity	Latin America Fund	**	1,071,847
*	Fidelity	Leveraged Company Stock Fund	**	618,217
*	Fidelity	Low-Priced Stock Fund	**	1,870,721
*	Fidelity	Mega Cap Stock	**	23,971
*	Fidelity	Mid Cap Growth Fund	**	14,893
*	Fidelity	Mid Cap Value Fund	**	44,807
*	Fidelity	Mid-Cap Stock Fund	**	6,526,755
*	Fidelity	Mortgage Securities Fund	**	7,321
*	Fidelity	NASDAQ Comp Index	**	3,552
*	Fidelity	New Markets Income Fund	**	246,333
*	Fidelity	OTC Portfolio	**	80,785
*	Fidelity	Overseas Fund	**	178,060
*	Fidelity	Pacific Basin Fund	**	32,684
*	Fidelity	Puritan Fund	**	17,962
*	Fidelity	Real Estate Income Fund	**	88,340
*	Fidelity	Real Estate Investment	**	127,289
*	Fidelity	Short Term Bond Fund	**	6,824
*	Fidelity	Small Cap Discovery	**	1,818,969

Flagstar Bank 401(k) Plan
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
December 31, 2009

		(c) Description of investment including
	(b) Identity of issue, borrower,	maturity date, rate of interest,
(a)	lessor or similar party	collateral, par, or maturity value	(d) Cost	(e) Current value

*	Fidelity	Small Cap Growth Fund	**	18,742
*	Fidelity	Small Cap Independent Fund	**	17,985
*	Fidelity	Small Cap Stock Fund	**	71,191
*	Fidelity	Small Cap Value Fund	**	34,211
*	Fidelity	Southeast Asia Fund	**	226,624
*	Fidelity	Spartan U.S. Equity Index Fund	**	4,303,173
*	Fidelity	Stock Selector	**	11,952
*	Fidelity	Strategic Dividend and Income Fund	**	2,159
*	Fidelity	Strategic Income Fund	**	121,406
*	Fidelity	Telcom and Utilities Fund	**	201,880
*	Fidelity	Total Bond Fund	**	24,748
*	Fidelity	Trend Fund	**	18,434
*	Fidelity	U.S. Bond Index Fund	**	4,369,913
*	Fidelity	Ultrashort Bond	**	2,730
*	Fidelity	Value Fund	**	133,274
*	Fidelity	Value Strategies Fund	**	100,293
*	Fidelity	Worldwide Fund	**	4,808
	Franklin	Small-Mid Cap Growth Fund — Class A	**	7,457
	Hartford	Growth Y	**	5,018
	Hartford	International Growth Y	**	641
	JH	Small Company A	**	18,565
	LD Abbett	Affiliated A	**	50,585
	LD Abbett	Small Cap Build — Class A	**	48,196
	LM	CBA AGG GR A	**	58,604
	LM	CBA LC GRO A	**	2,058
	LM	Value Trust Fidelity Class	**	18,752
	Loomis	Growth A	**	1,587
	Loomis	Small Cap Value R	**	4,031
	Managers	AMG ES LG CP GR	**	37
	Managers	Bond Fund	**	129,326
	Managers	Special Equity	**	3,461
	MSIF	Capital Growth P	**	6,511
	MSIF	Intl Equity P	**	682
	MSIF	Value P	**	863
	MSIFT	Emerging Markets P	**	63,600
	MSIFT	Mid Cap Growth P	**	21,548
	Mutual	Global Discovery Fund — Class A	**	114,508
	Mutual	Shares — Class A	**	48,757
	NB	Core Fund Inv	**	5,795
	NB	Genesis — Investment Class	**	2,793
	NB	Guardian Trust	**	178
	NB	High Income Bond Investment	**	37,409
	NB	International Fund Trust	**	18,035
	NB	Partners Trust Fund	**	5,243
	NB	Regency Trust	**	251
	NB	Socially Responsible Trust	**	304
	PIM	Global Band AD Un-hedged Fund	**	47,958
	PIMCO	High Yield — Administration Class	**	12,920
	PIMCO	Long Term Government — Administrative Class	**	50,853
	PIMCO	Low DUR Administration Fund	**	45,230
	PIMCO	Real Return Bond — Admin.	**	158,241
	PIMCO	Total Return Fund — Administrative Class	**	670,662
	Rainier	Small Mid Cap Fund	**	91,978
	Royce	Total Return SER	**	4,254
	Royce	Value Plus Ser	**	155,264

Flagstar Bank 401(k) Plan
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
December 31, 2009

		(c) Description of investment including
	(b) Identity of issue, borrower,	maturity date, rate of interest,
(a)	lessor or similar party	collateral, par, or maturity value	(d) Cost	(e) Current value

	RS	Partners Fund A	**	32,917
	RS	Small Cap Grth A	**	3,187
	RS	Value Fund	**	17,945
	SPTN	Extended Market Index	**	53,967
	SPTN	Total Market Index	**	84,588
	TCW	Select Equity N	**	41
	Templeton	Dev Markets Fund — Class A	**	191,226
	Templeton	Foreign Fund — Class A	**	128,292
	Templeton	Foreign Small Company — Class A	**	19,953
	Templeton	Global Bond Fund — Class A	**	239,259
	Templeton	Growth Fund — Class A	**	17,513
	Templeton	World Fund — Class A	**	6,131
	The Oakmark	Equity and Income Fund	**	192,406
	The Oakmark	Fund I	**	36,971
	The Oakmark	Select I	**	1,122,839
	Touchstone	SC SEL GR Z	**	34,718
	Van Kampen	Equity Income — Class A	**	52,766
	Van Kampen	Growth and Income Fund — Class A	**	20,207
	Virtus	Mid Cap Value A	**	15,560
	WA	Core Plus Bond Fi	**	139
	WEST	Asset Core Fi	**	2
	WFA	C&B Mid Cap Value Fund D	**	637
	WFA	Mid Cap DSCPLD Investment	**	376
	WFA	Small Cap Value Investment	**	77,912
	WFA	Small Co Value A	**	207

		Total Mutual Funds		67,385,569

Money Market Funds
*	Fidelity	Retirement Government Money Market	**	7,047,420
*	Fidelity	Retirement Money Market Portfolio	**	1,577,313
*	FMTC	Institutional Cash Portfolio	**	226,114

		Total Money Market Funds		8,850,847

Common Collective Trust Fund
*	Fidelity	Managed Income Portfolio	**	59,217

Participant Loans
*	Participant Loans	Interest rates ranging from 4.25% to 9.25% with various maturity dates		3,191,386

		Total Investments		$82,768,211

*	Party-in-interest to the Plan

**	Participant Directed

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) who is duly authorized by the Company have signed this annual report on the Plan’s behalf.

FLAGSTAR BANK 401(k) PLAN
June 29, 2010	By:	/s/ Rebecca A. Lucci
Plan Administrator

EXHIBIT INDEX

Exhibit No.	Description	Page No.

23	Consent of Independent Registered Public Accounting Firm	19